5-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2002
(April 30, 2002)

British Sky Broadcasting Group plc
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X   Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes_____   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

Exhibit Index begins on Page 4

Annexed hereto as Exhibit A is a press release of British Sky Broadcasting Group plc released on April 30, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH SKY BROADCASTING GROUP plc

Date: May 1, 2002

D. Gormley

Dave Gormley
Company Secretary

EXHIBIT INDEX

Exhibit A

sky

press release

ITV Digital Closure

BSkyB Group plc ('BSkyB') notes the announcement today by the Joint Administrators of ITV Digital that they intend to close the pay television operation of ITV Digital from this evening, to surrender the multiplex licences to the ITC and move to close the administration.

As of 27th March, the date on which ITV Digital was put into administration, BSkyB had balances owed to it and unprovided for, in respect of programming licensed to ITV Digital, of around £22 million. Accordingly, an exceptional operating provision against the whole of this balance will be made in the quarter ended 31 March 2002.

Enquiries:

Analysts / Investors

Neil Chugani Tel: 020 7705 3837
Andrew Griffith Tel: 020 7705 3118

Press

Julian Eccles Tel: 020 7705 3267
Robert Fraser Tel: 020 7705 3036

Notes to Editors

1. BSkyB has licensed its channels to ITV Digital on wholesale terms since the launch of digital terrestrial television in 1998. On 27th March 2002 BSkyB noted that these arrangements had made a material contribution to BSkyB's operating profit for the six months to 31 December 2001.
2. BSkyB has received assurances from the Joint Administrators that full payment will made for programming licensed to ITV Digital during the period between appointment of the administrators and the 25th April 2002.
3. BSkyB will report its results for the quarter ended 31st March 2002 on 10th May 2002.

British Sky Broadcasting Group plc · Grant Way · Isleworth · Middlesex TW7 5QD
T 0870 240 3000 · F 0870 240 3060
sky.com